<u>ENVIRONMENTAL COMPLIANCE AGREEMENT
AND INDEMNIFICATION</u>

THIS ENVIRONMENTAL COMPLIANCE AGREEMENT AND INDEMNIFICATION (this "Agreement") is made and entered into as of the 28th day of June, 2011 by INDIGO DEVELOPMENT LLC., a Florida limited liability company, CONSOLIDATED-TOMOKA LAND CO., a Florida corporation, INDIGO CLERMONT LLC, a Florida limited liability company, INDIGO SANFORD LLC, a Florida limited liability company, and INDIGO GROUP LTD., a Florida limited partnership (collectively, the "Indemnitor") and CONSOLIDATED-TOMOKA LAND CO., a Florida corporation (the "Borrower"), to and for the benefit of SUNTRUST BANK (the "Lender").

A. Concurrently herewith Lender has made a loan (the "Loan") to Borrower in the amount of TWENTY-FIVE MILLION DOLLARS ($25,000,000.00), which Loan is secured by, among other things, that certain Mortgage and Security Agreement (the "Florida Mortgage"), Deeds to Secure Debt (the "Georgia Mortgages") and other security instruments (collectively, the "Loan Documents") encumbering certain real property located in the Counties of (i) Orange, Osceola, Lake, Leon, Seminole, Indian River, and Brevard, State of Florida, and (ii) Cobb and Fulton, State of Georgia, as more particularly described in <u>Exhibit "A"</u>, attached hereto and by this reference made a part hereof (the "Real Property"). The Florida Mortgage and the Georgia Mortgages are collectively described herein as the "Mortgage". It is understood and agreed that the parcels described in <u>Exhibit "A"</u> as collectively comprising the Real Property are held under different ownership structures. Attached as <u>Exhibit "B"</u> is a listing of the ownership structures of each of said parcels. Accordingly, it is understood that the representations, warranties, liabilities and obligations of each entity other than the Borrower comprising the Indemnitor shall relate solely to the parcel or parcels in which it has an ownership interest at the time of the execution of this instrument (as shown in the attached <u>Exhibit "B"</u>). Each of the entities comprising an Indemnitor are under common ownership and control with the Borrower and are benefitting from the Loan secured by the Florida Mortgage and Georgia Mortgages. Each acknowledges that good and adequate consideration has been given

B. Lender has required the execution and delivery of this Agreement as a condition precedent to Lender's making of the Loan, and Lender would not be willing to make the Loan in the absence of the execution and delivery by Indemnitor of this Agreement.

NOW, THEREFORE, Indemnitor and Borrower, as an inducement to Lender to make the Loan, hereby covenants and agrees to and for the benefit of Lender as follows:

1. <u>Recitals</u>. The recitals set forth above are true and correct and are by this reference incorporated herein.

2. <u>Hazardous Substances</u>. As used in this Agreement, the term "Hazardous Substances" means any hazardous or toxic substances materials or wastes, which are or become regulated under any applicable local, state or federal law including, but not limited to those substances, materials, and wastes listed in the United States Department of Transportation Table (49 CFR 172.101) or by the Environmental Protection Agency as hazardous substances (40 CFR

Part 302) and amendments thereto, and such substances, materials and wastes such as (i) petroleum products, (ii) asbestos containing materials, (iii) polychlorinated biphenyls, (iv) "hazardous substances" as designated pursuant to Section 311 of the Clean Water Act, 33 U.S.C. Section 1251 et seq. (33 U.S.C. Section 1321) or listed pursuant to Section 307 of the Clean Water Act (33 U.S.C. Section 1317), (v) substances defined as a "hazardous waste" pursuant to Section 1004 of the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq. (42 U.S.C. Section 6903), or (vi) defined as a "hazardous substance" pursuant to Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. (42 U.S.C. Section 9601).

3. <u>Compliance with Laws and Regulations and Certification.</u> Indemnitor hereby represents, warrants, covenants and agrees to and with Lender that all operations or activities upon, or any use or occupancy of the Real Property, or any portion thereof, by Indemnitor, any tenant or other occupant of the Real Property, or any portion thereof, is presently and shall throughout the term of the Loan be in all material respects in compliance with all state, federal and local laws and regulations governing or in anyway relating to the generation, handling, manufacturing, treatment, storage, use, transportation, spillage, leakage, dumping, discharge or disposal (whether legal or illegal, accidental or intentional) of any Hazardous Substances; and that Indemnitor has not at any time engaged in or permitted, nor to the best of Indemnitor's knowledge, after due inquiry, has any predecessor in title to Indemnitor, or any tenant or occupant of the Real Property, or any portion thereof, engaged in or permitted any dumping, discharge, disposal, spillage or leakage (whether legal or illegal, accidental or intentional) of such Hazardous Substances, at, on, in or about the Real Property, or any portion thereof. Indemnitor further represents and warrants to the Lender that Indemnitor has not received any summons, citation, letter or other communication, whether written or verbal, from any agency or department of any government concerning the presence on the Real Property of any Hazardous Substances, and that should any such summons, citation, letter or other communication be received in the future, the Indemnitor shall immediately notify the Lender of the fact and content thereof. In the event it is determined that any action must be taken with regard to the presence, whether past, present or future, of any such Hazardous Substances on the Real Property, Indemnitor covenants and agrees to take all such action necessary to bring the Real Property into compliance with all applicable laws, regardless of whether or not Indemnitor caused said matters. The Indemnitor acknowledges that the Lender is relying on the representations and covenants contained in this paragraph in making the Loan secured by the Real Property.

4. <u>Indemnification.</u> Indemnitor agrees to indemnify, protect, defend (with counsel reasonably approved by Lender) and hold Lender, and the directors, officers, shareholders, employees and agents of Lender harmless from any claims (including, without limitation, third party claims for personal injury or real or personal property damage), actions, administrative proceedings (including informal proceedings), judgments, damages, punitive damages, penalties, fines, costs, liabilities (including sums paid in settlements of claims), interest or losses including reasonable attorneys' and paralegals' fees and expenses (including any such fees and expenses incurred in enforcing this Agreement or collecting any sums due hereunder), reasonable consultant fees and expert fees, together with all other costs and expenses of any kind or nature

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(collectively, the "Costs") that arise directly or indirectly from or in connection with the presence, suspected presence, release or suspected release of any Hazardous Substance in or into the air, soil, surface water, groundwater or soil vapor at, on, about, under or within the Real Property, or any portion thereof. The indemnification provided in this paragraph shall specifically apply to and include claims or actions brought by or on behalf of employees of Indemnitor, and Indemnitor hereby expressly waives any immunity between Indemnitor and Lender to which Indemnitor may otherwise be entitled under any industrial or worker's compensation laws. In the event Lender shall suffer or incur any such Costs, Indemnitor shall pay to Lender the total of all such Costs reasonably suffered or incurred by Lender upon demand therefor by Lender. Without limiting the generality of the foregoing, the indemnification provided by this paragraph shall specifically cover Costs, including capital, operating and maintenance costs, incurred in connection with any investigation or monitoring of site conditions, any clean-up, containment, remedial, removal or restoration work required or performed by any federal, state or local governmental agency or political subdivision or performed by any nongovernmental entity or person because of the presence, suspected presence, release or suspected release of any Hazardous Substance in or into the air, soil, groundwater, surface water or soil vapor at, on, about, under or within the Real Property (or any portion thereof), and any claims of third parties for loss or damage due to such Hazardous Substance. In addition, the indemnification provided by this paragraph shall include, without limitation, all loss or damage sustained by Lender due to any Hazardous Substance (i) that is present or suspected to be present in the air, soil, groundwater, surface water or soil vapor at, on, about, under or within the Real Property (or any portion thereof) on or before the date of this Agreement, or (ii) that migrates, flows, percolates, diffuses or in any way moves onto, into or under the air, soil, groundwater, surface water or soil vapor at, on, about, under or within the Real Property (or any portion thereof) after the date of this Agreement, irrespective of whether such Hazardous Substance shall be present or suspected to be present in the air, soil, groundwater, surface water or soil vapor at, on, about, under or within the Real Property (or any portion thereof) as a result of any release, discharge, disposal, dumping, spilling, or leaking (accidental or otherwise) onto the Real Property (or any portion thereof) occurring before, on or after the date of this Agreement or caused by any person or entity.

5.   Environmental Audit/Report. In the event Lender has a reasonably informed belief that contamination exists, at the written request of the Lender outlining the basis for such belief, the Indemnitor shall, from time to time, obtain at its own expense an environmental audit/report (the "Report") on the Real Property under the following conditions:

(a)   The Report shall be prepared by a third party provider reasonably acceptable to the Lender. Said third party provider shall be experienced in providing environmental audits/reports in the area where the Real Property is located.

(b)   The Report shall disclose any and all hazardous substance and waste conditions involving the Real Property as well as any other hazardous substance or waste matters on which the Lender may request that a Report be furnished.

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(c)   The cost for the Report shall be paid for by the Indemnitor.

(d)   The Report may be required from time to time by the Lender, and the fact that such a report has not been required from time to time by the Lender shall not constitute a waiver as to the right of the Lender hereunder to require that said Reports be furnished from time to time.

In the event the Report should disclose any Hazardous Substance located on the Property or otherwise recommend any actions to be taken in regard to any Hazardous Substance, the Indemnitor shall promptly, at its expense, remove said Hazardous Substance and comply with such recommendations.

6.   Remedial Work. In the event any investigation or monitoring of site conditions or any clean-up, containment, restoration, removal or other remedial work (collectively, the "Remedial Work") is required under any applicable federal, state or local law or regulation, by any judicial order, or by any governmental entity, or in order to comply with any agreements affecting the Real Property because of, or in connection with, any occurrence or event described above, Indemnitor shall perform or cause to be performed the Remedial Work in compliance with such law, regulation, order or agreement; provided, however, that Indemnitor may withhold such compliance pursuant to a good faith dispute regarding the application, interpretation or validity of the law, regulation, order, or agreement, subject to the requirements set forth herein. All Remedial Work shall be performed by one or more contractors, selected by Indemnitor and approved in advance in writing by Lender, and under the supervision of a consulting engineer, selected by Indemnitor and approved in advance in writing by Lender. All costs and expenses of such Remedial Work shall be paid by Indemnitor including, without limitation, the reasonable charges of such contractor(s) and/or the consulting engineer, and Lender's reasonable attorneys' and paralegals' fees and costs incurred in connection with monitoring or review of such Remedial Work. In the event Indemnitor shall fail to timely commence, or cause to be commenced, or fail to diligently prosecute to completion, such Remedial Work, Lender may, but shall not be required to, cause such Remedial Work to be performed, and all costs and expenses thereof, or incurred in connection therewith, shall be Costs within the meaning prescribed above. All such Costs shall be due and payable upon demand therefor by Lender.

7.   Permitted Contests. Notwithstanding any provision of this Agreement to the contrary, Indemnitor will be permitted to contest or cause to be contested, subject to compliance with the requirements of this paragraph, by appropriate action any Remedial Work requirement, and Lender shall not perform such requirement on its behalf, so long as no "Event of Default" has occurred and is continuing under the Mortgage or other instruments evidencing and/or securing the Loan (the "Loan Documents"), and Indemnitor has given Lender written notice that Indemnitor is contesting or shall contest or cause to be contested the same, and Indemnitor actually contest or cause to be contested the application, interpretation or validity of the governmental law, regulation, order or agreement pertaining to the Remedial Work by appropriate proceedings conducted in good faith and with due diligence; provided, however, such contest shall not subject Lender or any assignee of its interest (including any person having

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a beneficial interest) in the Loan or the Loan Documents to civil liability and does not jeopardize any such party's lien upon or interest in the Real Property or affect in any way the payment of any sums to be paid under the Loan. Indemnitor shall give such security or assurances as may be reasonably required by Lender to insure compliance with the legal requirements pertaining to the Remedial Work (and payment of all costs, expenses, interest and penalties in connection therewith) and to prevent any sale, forfeiture or loss by reason of such nonpayment or noncompliance.

8.   Subrogation of Indemnity Rights. If Indemnitor fails to perform its obligations, Lender shall be subrogated to any rights Indemnitor may have under any indemnifications from any present, future or former owners, tenants or other occupants or users of the Real Property (or any portion thereof), relating to the matters covered by this Agreement.

9.   Assignment by Lender. No consent by Indemnitor shall be required for any assignment or reassignment of the rights of Lender hereunder to one or more purchasers of the Loan, the Loan Documents or the Real Property, or any portion thereof.

10.   Merger, Consolidation or Sale of Assets. In the event of a disposition of all or substantially all the assets of Indemnitor to one or more persons or other entities or the merger or consolidation of Indemnitor with another entity, the surviving entity or transferee of assets, as the case may be, shall (i) be formed and existing under the laws of a state, district or commonwealth the United States of America, and (ii) deliver to Lender an acknowledged instrument in recordable form assuming all obligations, covenants and responsibilities of Indemnitor under this Agreement. The dissolution of Indemnitor shall not relieve current or future shareholders, partners or beneficiaries of Indemnitor from the obligations and liabilities of Indemnitor hereunder.

11.   Independent Obligations; Survival. Notwithstanding anything to the contrary contained in any of the Loan Documents, including, without limitation, the Note evidencing the Loan or the Mortgage, the obligations of Indemnitor under this Agreement shall survive the consummation of the Loan transaction described above, and any assumption of the Loan by a successor to Indemnitor (whether or not the assumption was approved or disapproved unless Indemnitor was released from liability on the Loan) and reconveyance or foreclosure of the Mortgage. The obligations of Indemnitor under this Agreement are separate and distinct from the obligations of Indemnitor under the Loan Documents. This Agreement may be enforced by Lender without regard to any other rights and remedies Lender may have against Indemnitor under the Loan Documents and without regard to any limitations on Lender's recourse as may be provided in the Loan Documents. Enforcement of this Agreement shall not be deemed to constitute an action for recovery of the Loan indebtedness nor for recovery of a deficiency judgment against Indemnitor following foreclosure of the Mortgage. Indemnitor expressly and specifically agrees that a separate action or actions may be brought and prosecuted against Indemnitor hereunder whether or not action is brought against Indemnitor under the Loan Documents.

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12.   Default Interest. Any Costs and other payments required to be paid by Indemnitor to Lender under this Agreement which are not paid on demand therefor shall thereupon be considered "Delinquent". In addition to all other rights and remedies of Lender against Indemnitor as provided herein, or under applicable law, Indemnitor shall pay to Lender, immediately upon demand therefor, Default Interest (as defined below) as to any such payments which are or have become Delinquent. Default Interest shall be paid by Indemnitor from the date such payment becomes Delinquent through and including the date of payment of such Delinquent sums. As used herein, "Default Interest" shall be equal to the maximum rate of interest permitted to be contracted for by law.

13.   Miscellaneous. If any term of this Agreement or any application thereof shall be invalid, illegal or unenforceable, the remainder of this Agreement and any other application of such term shall not be affected thereby. No delay or omission in exercising any right hereunder shall operate as a waiver of such right or any other right. This Agreement shall be binding upon, inure to the benefit of and be enforceable by Indemnitor and Lender, and their respective successors and assigns, including (without limitation) any assignee or purchaser of all or any portion of Lender's interest in the Loan, the Loan Documents or the Real Property. This Agreement shall be governed and construed in accordance with the laws of the State of Florida. Indemnitor hereby irrevocably waives any right to trial before a jury in any such action.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK[

00599209v3

IN WITNESS WHEREOF, Indemnitor has caused this Agreement to be executed as of the day and year first above written.

Signed, sealed and delivered in the presence of:

"INDEMNITOR"

INDIGO DEVELOPMENT LLC, a Florida limited liability company

By: Consolidated-Tomoka Land Co., a Florida corporation, Its Managing Member

By: ______________________
Bruce W. Teeters
Senior Vice President

____
Print Name: MARISA GARY

____
Print Name: ______________________

CONSOLIDATED-TOMOKA LAND CO., a Florida corporation

By: ______________________
Bruce W. Teeters
Senior Vice President

____
Print Name: MARISA GARY

____
Print Name: ______________________

INDIGO CLERMONT LLC, a Florida limited liability company

By: Indigo Development LLC, a Florida limited liability company, Its Managing Member

By: Consolidated-Tomoka Land Co., a Florida corporation, Its Managing Member

By: ______________________
Bruce W. Teeters
Senior Vice President

____
Print Name: MARISA GARY

____
Print Name: ______________________

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INDIGO SANFORD LLC, a Florida limited liability company

By: Indigo Development LLC, a Florida limited liability company, Its Managing Member

        By: Consolidated-Tomoka Land Co., a Florida corporation, Its Managing Member

        By: _____
            Bruce W. Teeters
            Senior Vice President

Print Name: MARISA GARY

Print Name: _____

INDIGO GROUP LTD., a Florida limited partnership

By: Indigo Group Inc., a Florida corporation, Its General Partner

        By: _____
            Bruce W. Teeters
            President

Print Name: MARISA GARY

Print Name: _____

8

00599209v3

STATE OF FLORIDA

COUNTY OF VOLUSIA

The foregoing instrument was executed and acknowledged before me this 23 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation in its capacity as Managing Member of INDIGO DEVELOPMENT LLC, a Florida limited liability company, on behalf of the limited liability company. Said person (check one) ☑ is personally known to me, ☐ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: ____________________.



____
Print Name: R. Bell
Notary Public, State of
Commission No.:
My Commission Expires:

R. BELL
Commission # DD 957716
Expires May 1, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

STATE OF FLORIDA

COUNTY OF VOLUSIA

The foregoing instrument was executed and acknowledged before me this 23 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation. Said person (check one) ☑ is personally known to me, ☐ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: ____________________.



____
Print Name: R. Bell
Notary Public, State of
Commission No.:
My Commission Expires:

R. BELL
Commission # DD 957716
Expires May 1, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

9

STATE OF FLORIDA

COUNTY OF VOLUSIA

The foregoing instrument was executed and acknowledged before me this 23 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation in its capacity as Managing Member of INDIGO DEVELOPMENT LLC, a Florida limited liability company, on behalf of the limited liability company in its capacity as Managing Member of INDIGO CLERMONT LLC, a Florida limited liability company, on behalf of the limited liability company. Said person (check one) ☑ is personally known to me, ☐ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: ____________________.



____
Print Name: R. Bell
Notary Public, State of
Commission No.:
My Commission Expires:

R. BELL
Commission # DD 957716
Expires May 1, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

STATE OF FLORIDA

COUNTY OF VOLUSIA

The foregoing instrument was executed and acknowledged before me this 23 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation in its capacity as Managing Member of INDIGO DEVELOPMENT LLC, a Florida limited liability company, on behalf of the limited liability company in its capacity as Managing Member of INDIGO SANFORD LLC, a Florida limited liability company, on behalf of the limited liability company. Said person (check one) ☑ is personally known to me, ☐ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: ____________________.



____
Print Name: R Bell
Notary Public, State of
Commission No.:
My Commission Expires:

R. BELL
Commission # DD 957716
Expires May 1, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

00599209v3

STATE OF FLORIDA

COUNTY OF VOLUSIA

The foregoing instrument was executed and acknowledged before me this 23 day of June, 2011, by BRUCE W. TEETERS, as President of INDIGO GROUP INC., a Florida corporation, behalf of the corporation in its capacity as General Partner of INDIGO GROUP LTD., a Florida limited partnership, on behalf of the limited partnership. Said person (check one) ☑ is personally known to me, ☐ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: ______________________.



____
Print Name: ______________________
Notary Public, State ______________________
Commission No.: ______________________
My Commission Expires: ______________________

R. BELL
Commission # DD 957716
Expires May 1, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

00599209v3

JOINDER BY BORROWER

CONSOLIDATED-TOMOKA LAND CO., a Florida corporation, hereby joins in the execution and delivery of this Environmental Compliance Agreement and Indemnification for the purpose of agreeing to be bound by all of its terms.

Signed, sealed and delivered
in the presence of:

BORROWER:

CONSOLIDATED-TOMOKA LAND CO., a
Florida corporation



By: _____
Bruce W. Teeters, Senior Vice President

STATE OF ___FLORIDA___

COUNTY OF ___VOLUSIA___

The foregoing instrument was executed and acknowledged before me this _23_ day of ___June___, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation. Said person (check one) ☑ is personally known to me, ☐ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit:

_____.



Print Name: ___R. Bell___
Notary Public, State of _____
Commission No. _____
My Commission Expires _____

R. BELL
Commission # DD 957716
Expires May 1, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

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EXHIBIT "A"

PARCEL 1:

COMMENCE AT THE INTERSECTION OF THE NORTHEASTERLY RIGHT OF WAY LINE OF STATE ROAD 500 (US. HIGHWAY 441/ ORANGE BLOSSOM TRAIL) AS SHOWN ON THE STATE OF FLORIDA STATE ROAD DEPARTMENT RIGHT OF WAY MAP SECTION 7502-205, WITH THE WEST RIGHT OF WAY LINE OF PIEDMONT WEKIWA SPRINGS ROAD, AS SHOWN ON ORANGE COUNTY, FLORIDA, RIGHT OF WAY MAP; THENCE RUN ALONG SAID WEST RIGHT OF WAY LINE N00°21'42" W 280.74 FEET; THENCE CONTINUE ALONG SAID RIGHT OF WAY LINE S89°38'18" W 5.00 FEET FOR A POINT OF BEGINNING; THENCE LEAVING SAID RIGHT OF WAY LINE CONTINUE S89°38'18" W 275.77 FEET TO THE AFOREMENTIONED NORTHEASTERLY RIGHT OF WAY LINE OF STATE ROAD 500, BEING A POINT ON A CURVE CONCAVE SOUTHWESTERLY HAVING A RADIUS OF 5859.65 FEET; THENCE FROM A CHORD BEARING OF N48°35'41" W RUN NORTHWESTERLY ALONG THE ARC OF SAID CURVE AN ARC DISTANCE OF 263.42 FEET, THROUGH A CENTRAL ANGLE OF 02°34'33" TO A POINT; THENCE LEAVING SAID RIGHT OF WAY LINE RUN N 17°21'41" E 189.48 FEET TO A POINT ON A LINE LYING 10.00 FEET SOUTH OF AND PARALLEL WITH THE NORTH LINE OF THE SOUTHWEST 1/4 OF THE SOUTHEAST 1/4 OF THE SOUTHWEST 1/4 OF SECTION 13, TOWNSHIP 21 SOUTH, RANGE 28 EAST, ORANGE COUNTY, FLORIDA; THENCE RUN S89°59'30" E ALONG SAID PARALLEL LINE 419.51 FEET TO THE AFOREMENTIONED WEST RIGHT OF WAY LINE OF PIEDMONT - WEKIWA SPRINGS ROAD; THENCE RUN ALONG SAID WEST RIGHT OF WAY LINE S02°51'25" W 88.15 FEET; THENCE CONTINUE ALONG SAID RIGHT OF WAY LINE S00°21'42" E 265.22 FEET TO THE POINT OF BEGINNING.

PARCEL 2:

A PORTION OF LOT 1, CEDAR PLAZA, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 38, PAGES 41-42, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA. DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF LOT 1, CEDAR PLAZA, AS RECORDED IN PLAT BOOK 38, PAGES 41-42, ORANGE COUNTY, FLORIDA, SAID POINT ALSO BEING ON THE NORTH RIGHT OF WAY LINE OF WHISPER LAKES BOULEVARD; THENCE S89°58'47" W ALONG SAID NORTH RIGHT OF WAY LINE A DISTANCE OF 25.00 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S89°58'47" W ALONG SAID NORTH RIGHT OF WAY LINE A DISTANCE OF 220.75 FEET TO A POINT OF CURVE; THENCE SOUTHWESTERLY ALONG AN ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 04°17'16", A CHORD BEARING OF S87°50'09"W, ALONG AN ARC LENGTH OF 79.33 FEET; THENCE N00°01'13" W, 267.97 FEET; THENCE N89°58'47" E, 300.00 FEET; THENCE S00°01'13" E, 265.00 FEET TO THE POINT OF BEGINNING.

LESS AND EXCEPT PARCEL NO. 145 AS DESCRIBED IN THAT CERTAIN ORDER OF TAKING RECORDED IN O.R. BOOK 6723, PAGE 42, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT A 4 X 4 CONCRETE MONUMENT WITHOUT IDENTIFICATION MARKING THE NORTHWEST CORNER OF THE SOUTHWEST 1/4 OF SECTION 15, TOWNSHIP 24 SOUTH, RANGE 29 EAST, ORANGE COUNTY, FLORIDA; THENCE NORTH 89°36'53" EAST ALONG THE NORTH LINE OF SAID SOUTHWEST 1/4 A DISTANCE OF 400.037 METERS (1312.45 FEET) TO A POINT ON THE CENTERLINE OF SURVEY OF STATE ROAD 500 (U.S. 441) AS SHOWN ON THE FLORIDA DEPARTMENT OF TRANSPORTATION RIGHT OF WAY MAP, SECTION 75010-2542; THENCE SOUTH 00°01'54" EAST ALONG SAID SURVEY LINE 191.240 METERS (627.43 FEET) TO A POINT ON THE EASTERLY PROJECTION OF THE NORTH LINE OF WHISPER LAKES BOULEVARD, A 120-FOOT STREET AS SHOWN ON THE PLAT OF WHISPER LAKES UNIT 6, PLAT BOOK 14, PAGE 119, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE SOUTH 89°55'36" WEST ALONG SAID NORTH LINE AND ITS PROJECTION 22.958 METERS (75.32 FEET) TO THE EAST LINE OF A PARCEL OF LAND DESCRIBED IN O.R. BOOK 5372, PAGE 206, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, FOR THE POINT OF BEGINNING; THENCE CONTINUE SOUTH

89°55'36" WEST ALONG SAID NORTH LINE OF WHISPER LAKES BOULEVARD 7.703 METERS (25.27 FEET) TO THE BEGINNING OF A CURVE CONCAVE NORTHWESTERLY, HAVING A RADIUS OF 7.500 METERS (24.61 FEET), A CENTRAL ANGLE OF 89°57'29" AND A CHORD BEARING OF NORTH 44°56'51" EAST; THENCE, DEPARTING SAID NORTH LINE, RUN NORTHWESTERLY ALONG THE ARC OF SAID CURVE 11.775 METERS (38.63 FEET) TO A POINT ON A LINE LYING 23.167 METERS (76.01 FEET) WESTERLY OF, WHEN MEASURED PERPENDICULAR TO, SAID SURVEY LINE AND THE END OF SAID CURVE; THENCE NORTH 00°01'54" WEST PARALLEL WITH SAID SURVEY LINE 73.033 METERS (239.61 FEET) TO A POINT ON THE NORTH LINE OF THE LANDS DESCRIBED IN O.R. BOOK 5372, PAGE 206, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE NORTH 89°58'11" EAST ALONG SAID NORTH LINE 0.231 METERS (0.76 FOOT) TO THE NORTHEAST CORNER OF SAID LANDS; THENCE SOUTH 00°00'56" EAST ALONG THE EAST LINE OF SAID LANDS 80.527 METERS (264.20 FEET) TO THE POINT OF BEGINNING.

TOGETHER WITH THE PERPETUAL NON-EXCLUSIVE EASEMENTS DESCRIBED IN DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS RECORDED IN O.R. BOOK 5372, PAGE 209, AS AMENDED BY AMENDMENT TO DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS RECORDED IN O.R. BOOK 6040, PAGE 3815, AND FURTHER AMENDED BY PARTIAL RELEASE OF DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS RECORDED IN O.R. BOOK 6113, PAGE 4491, ALL IN THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA DESCRIBED AS FOLLOWS:

EASEMENT 2-A: INGRESS/EGRESS EASEMENT (O.R. 5372, PG 209)

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHEAST CORNER OF LOT 1, CEDAR PLAZA, AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S00°01'13" E, ALONG THE WEST RIGHT-OF-WAY LINE OF ORANGE BLOSSOM TRAIL(U.S.441), A DISTANCE OF 280.23 FEET TO THE POINT OF BEGINNING; THENCE S47°36'08" W DEPARTING SAID RIGHT-OF-WAY LINE, 33.84 FEET; THENCE S89°58'48" W, 59.80 FEET; THENCE S00°01'12"E, 59.96 FEET; THENCE N89°58'47" E, 30.91 FEET; THENCE N00°02'29" E, 19.46 FEET; THENCE N89°58'47"E, 28.88 FEET; THENCE S63°13'51"E, 28.01 FEET TO THE AFOREMENTIONED WEST RIGHT-OF-WAY LINE; THENCE N00°01'13"W ALONG SAID WEST RIGHT-OF-WAY LINE 75.93 FEET TO THE POINT OF BEGINNING.

EASEMENT 2-B: INGRESS/EGRESS EASEMENT (O.R. 5372, PG 209)

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF LOT 1, CEDAR PLAZA, AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S88°58'47" W, ALONG NORTH RIGHT-OF-WAY LINE OF WHISPER LAKES BOULEVARD, A DISTANCE OF 245.75 FEET TO A POINT ON A CURVE; THENCE SOUTHWESTERLY ALONG SAID ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 06°37'46", A CHORD BEARING S86°39'56" W ALONG AN ARC LENGTH OF 122.65 FEET TO THE POINT OF BEGINNING; THENCE SOUTHWESTERLY ALONG SAID ARC AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 01°59'01", A CHORD BEARING S82°21'30" W, ALONG AN ARC LENGTH OF 36.70 FEET; THENCE N05°45'20" W, 33.72 FEET; THENCE N00°01'13" W, 33.42 FEET; THENCE N89°58'47" E, 58.87 FEET; THENCE N00°01'13" W, 185.14 FEET; THENCE N89°58'47" E, 24.00 FEET; THENCE S00°01'13" E, 216.64 FEET; THENCE S89°58'47" W, 43.13 FEET; THENCE S00°01'13" E, 30.61 FEET TO THE POINT OF BEGINNING.

EASEMENT 2-C: DRAINAGE EASEMENT (O.R. BOOK 6040, PG 3823)

A DRAINAGE EASEMENT ACROSS A PORTION OF LOT 3, CEDAR PLAZA REPLAT, AS RECORDED IN PLAT BOOK 41, PAGE 102 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHWEST CORNER OF LOT 3, CEDAR PLAZA REPLAT AS RECORDED IN PLAT BOOK 41, PAGE 102 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S00°01'13" E, ALONG THE WESTERLY LINE OF SAID LOT 3, A DISTANCE OF 245.90 FEET TO THE POINT OF BEGINNING; THENCE S75°47'49" E, DEPARTING SAID WESTERLY LINE 37.42 FEET; THENCE N52°57'30" E, 67.54 FEET, THENCE N89°59'07" E, 146.86 FEET; THENCE S00°07'07" W, 56.41 FEET; THENCE N88°31'06" E, 7.66 FEET TO THE EASTERLY LINE OF SAID LOT 3, THENCE S00°01'13" E, ALONG SAID EASTERLY LINE 15.00 FEET, THENCE S88°31'06" W, DEPARTING SAID EASTERLY LINE, 7.69 FEET; THENCE S00°07'07" W, 151.03 FEET; THENCE S69°43'04" E, 8.59 FEET TO SAID EASTERLY LINE OF LOT 3; THENCE S00°01'15" E, ALONG SAID EASTERLY LINE, 15.99 FEET; THENCE N69°43'04" W, DEPARTING SAID EASTERLY LINE, 24.61 FEET; THENCE N00°07'07" E, 217.88 FEET; THENCE S89°59'07" W, 126.81 FEET; THENCE S52°57'30" W, 69.71 FEET; THENCE N75°47'49" W, 40.82 FEET TO THE AFOREMENTIONED WESTERLY LINE OF LOT 3, THENCE N00°01'13" W, ALONG SAID WESTERLY LINE 15.47 FEET TO THE POINT OF BEGINNING.

EASEMENT 2-D: SANITARY EASEMENT (O.R. 5372, PG 209)

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHWEST CORNER OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S00°22'20" E ALONG THE WEST OF SAID LOT 1, A DISTANCE OF 500.00 FEET; THENCE S64°18'28" E, 8.70 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S64°18'28" E, 16.63 FEET; THENCE N00°05'48" E, 95.96 FEET; THENCE S90°00'00" E, 189.41 FEET; THENCE S86°17'39" E, 115.11 FEET; THENCE N00°01'13" W, 15.03 FEET; THENCE N86°17'39" W, 114.61 FEET; THENCE N90°00'00" W, 204.87 FEET; THENCE S00°05'48" W, 103.75 FEET TO THE POINT OF BEGINNING.

EASEMENT 2-E: LANDSCAPE / UTILITY / ENTRANCE SIGN EASEMENT

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S89°58'47" W ALONG NORTH RIGHT-OF-WAY LINE OF WHISPER LAKES BOULEVARD, A DISTANCE OF 25.00 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE ALONG SAID RIGHT-OF-WAY S89°58'47" W, 220.75 FEET TO A POINT ON A CURVE; THENCE SOUTHWESTERLY ALONG SAID ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 04°17'16", A CHORD BEARING OF S87°50'09" W ALONG AN ARC LENGTH OF 79.70 FEET; THENCE N00°01'13" W, 4.51 FEET TO A POINT ON A CURVE; THENCE NORTHEASTERLY ALONG SAID ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1064.50 FEET, A DELTA OF 04°16'11", A CHORD BEARING OF N87°50'42" E ALONG AN ARC LENGTH OF 79.33 FEET; THENCE N89°58'47" E, 152.97 FEET; THENCE N00°01'13" W, 22.50 FEET; THENCE N89°58'47" E, 58.32 FEET; THENCE N00°07'22" E, 74.59 FEET; THENCE N89°58'47" E, 9.27 FEET; THENCE S00°01'13" E, 101.59 FEET TO THE POINT OF BEGINNING.

PARCEL 3:

A PARCEL OF LAND LYING WITHIN A PORTION OF TRACTS 37 AND 38, IN SECTION 9, TOWNSHIP 23 SOUTH, RANGE 26 EAST, MONTE VISTA PARK FARMS, ACCORDING TO THE PLAT THEREOF, AS RECORDED IN PLAT BOOK 2, PAGE 27, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA, AND BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

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COMMENCE AT THE SOUTHEAST CORNER OF TRACT "I", WHITHALL AT KINGS RIDGE PHASE I, AS RECORDED IN PLAT BOOK 40, PAGE 75, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA; THENCE RUN NORTH 89°42'05" WEST, 25.00 FEET; THENCE SOUTH 00°18'40" WEST, 285.56 FEET; THENCE NORTH 89°42'05" WEST, 150.00 FEET; THENCE SOUTH 00°18'40" WEST, 250.00 FEET TO THE EAST-WEST MID SECTION LINE OF SECTION 9; THENCE ALONG SAID MID SECTION LINE RUN NORTH 89°42'05" WEST, 95.93 FEET; THENCE PERPENDICULAR TO AFORESAID LINE RUN SOUTH 00°17'55" WEST, 50.00 FEET TO THE SOUTH RIGHT-OF-WAY OF HARTWOOD MARSH ROAD; THENCE ALONG SAID RIGHT-OF-WAY LINE RUN NORTH 89°42'05" WEST, 435.64 FEET TO THE POINT OF BEGINNING; THENCE SOUTH 0°17'55" WEST, 239.65 FEET; THENCE NORTH 89°42'05" WEST, 156.79 FEET TO THE BEGINNING OF A CURVE CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 72.50 FEET; THENCE RUN SOUTHWESTERLY 24.15 FEET ALONG THE ARC THEREOF THROUGH CENTRAL ANGLE OF 19°04'55" TO THE END OF SAID CURVE; THENCE SOUTH 71°13'00" WEST, 122.22 FEET TO THE NORTHEASTERLY RIGHT-OF-WAY LINE OF U.S. HIGHWAY 27; THENCE ALONG SAID RIGHT-OF-WAY LINE WITH THE FOLLOWING THREE (3) COURSES; RUN NORTH 18°23'32" WEST, 81.04 FEET; THENCE SOUTH 71°36'28" WEST, 10.00 FEET; THENCE NORTH 18°23'32" WEST, 221.73 FEET TO AFORESAID SOUTH RIGHT-OF-WAY LINE OF HARTWOOD MARSH ROAD; THENCE ALONG SAID SOUTH RIGHT-OF-WAY LINE RUN SOUTH 89°42'05" EAST, 402.50 FEET TO THE POINT OF BEGINNING.

EASEMENT 3-A:

TOGETHER WITH EASEMENTS CREATED UNDER ARTICLE 1 OF THAT CERTAIN DECLARATION OF COVENANTS, OPERATIONS AND RECIPROCAL EASEMENTS RECORDED IN O.R. BOOK 1955, PAGE 221; AS MODIFIED BY FIRST AMENDMENT RECORDED IN O.R. BOOK 2009, PAGE 1232 AND SECOND AMENDMENT RECORDED IN O.R. BOOK 2009, PAGE 1234, OF THE PUBLIC RECORDS OF LAKE COUNTY, FLORIDA.

PARCEL 4:

A TRACT OF LAND LYING IN SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHEAST CORNER OF THE NORTHEAST ¼ OF SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA, RUN SOUTH 01°43'17" EAST ALONG THE EAST LINE OF SAID NORTHEAST ¼ A DISTANCE OF 1932.62 FEET TO A POINT ON THE NORTH LINE OF THE SOUTH 722.08 FEET OF THE NORTH ½ OF SAID SECTION 26; THENCE RUN SOUTH 88°06'07" WEST ALONG SAID NORTH LINE 3069.98 FEET TO THE EASTERLY RIGHT OF WAY LINE OF U.S. HIGHWAY 27 PER STATE ROAD MAP #11200-2509 DATED 9-68 FILED IN THE DISTRICT FIVE OFFICE, FLORIDA DEPARTMENT OF TRANSPORTATION, DELAND, FLORIDA; THENCE RUN NORTH 22°18'00" WEST ALONG SAID EASTERLY LINE 42.68 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE ALONG SAID EASTERLY RIGHT OF WAY LINE THE FOLLOWING COURSE AND DISTANCE NORTH 22°18'00" WEST 256.01 FEET; NORTH 67°42'00" EAST, 298.98 FEET; THENCE RUN SOUTH 22°14'08" EAST, 364.23 FEET TO A POINT ON THE NORTH RIGHT OF WAY OF GLENBROOK BOULEVARD AND A CURVE CONCAVE NORTHERLY HAVING A RADIUS OF 250.00 FEET; THENCE RUN WESTERLY ALONG THE ARC OF SAID CURVE, THROUGH A CENTRAL ANGLE OF 08°20'40", 36.42 FEET; TO THE POINT OF TANGENCY; THENCE RUN SOUTH 88°06'07" WEST ALONG A LINE LYING 40.00 FEET NORTHERLY OF AND PARALLEL TO (WHEN MEASURED AT RIGHT ANGLES TO) SAID NORTH LINE OF THE SOUTH 722.08 FEET A DISTANCE OF 281.28 FEET TO THE POINT OF BEGINNING.

EASEMENT 4-A:

TOGETHER WITH A NON-EXCLUSIVE EASEMENT FOR INGRESS AND EGRESS OVER, UPON AND ACROSS THE FOLLOWING DESCRIBED PARCEL, AS CREATED BY THAT CERTAIN DECLARATION OF COVENANTS, CONDITIONS, RESTRICTIONS AND EASEMENTS FOR GLENBROOK COMMERCIAL PROPERTY, RECORDED IN OFFICIAL RECORDS BOOK 2480, PAGE 708, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA:

A TRACT OF LAND LYING IN SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHEAST CORNER OF THE NORTHEAST ¼ OF SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA, RUN SOUTH 01°43'17" EAST ALONG THE EAST LINE OF SAID NORTHEAST ¼ A DISTANCE OF 1932.62 FEET TO A POINT ON THE NORTH LINE OF THE SOUTH 722.08 FEET OF THE NORTH ½ OF SAID SECTION 26; THENCE RUN SOUTH 88°06'07" WEST ALONG SAID NORTH LINE 3069.98 FEET TO THE EASTERLY RIGHT OF WAY LINE OF U.S. HIGHWAY 27 PER STATE ROAD MAP #11200-2509 DATED 9-68 FILED IN THE DISTRICT FIVE OFFICE, FLORIDA DEPARTMENT OF TRANSPORTATION, DELAND, FLORIDA; THENCE RUN NORTH 22°18'00" WEST ALONG SAID EASTERLY LINE 42.68 FEET TO THE NORTH RIGHT OF WAY OF GLENBROOK BOULEVARD; THENCE CONTINUE ALONG SAID EASTERLY RIGHT OF WAY LINE THE FOLLOWING COURSES AND DISTANCES; NORTH 22°18'00" WEST 304.59 FEET; THENCE NORTH 67°42'00" EAST, 5.00 FEET; THENCE NORTH 22°18'00" WEST 129.08 FEET, TO THE POINT OF BEGINNING; THENCE DEPARTING SAID EASTERLY RIGHT OF WAY LINE RUN NORTH 67°42'00" EAST, 294.18 FEET; THENCE SOUTH 22°14'08" EAST, 541.89 FEET TO THE NORTH RIGHT OF WAY LINE OF GLENBROOK BOULEVARD AND A CURVE CONCAVE NORTHERLY HAVING A RADIUS OF 250.00 FEET; THENCE RUN EASTERLY ALONG THE ARC OF SAID CURVE, THROUGH A CENTRAL ANGLE OF 03°58'39", 17.36 FEET, TO A POINT OF TANGENCY; THENCE RUN NORTH 75°46'39" EAST, 23.14 FEET; THENCE RUN NORTH 22°14'08" WEST, 598.18 FEET; THENCE RUN SOUTH 67°42'00" WEST, 334.24 FEET TO SAID EASTERLY RIGHT OF WAY LINE OF U. S. HIGHWAY 27; THENCE RUN SOUTH 22°18'00" EAST ALONG SAID RIGHT OF WAY LINE 50.00 FEET TO THE POINT OF BEGINNING.

EASEMENT 4-B:

FURTHER TOGETHER WITH A NON-EXCLUSIVE EASEMENT FOR SANITARY SEWER OVER, UPON AND ACROSS THE FOLLOWING DESCRIBED PARCEL AS CREATED BY THAT CERTAIN GRANT OF NON-EXCLUSIVE SEWER EASEMENT RECORDED IN OFFICIAL RECORDS BOOK 2480, PAGE 790, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA:

COMMENCE AT THE INTERSECTION OF THE EAST RIGHT-OF-WAY LINE OF U.S. HIGHWAY NO. 27 AND THE NORTH RIGHT-OF-WAY OF GLENBROOK BOULEVARD; THENCE RUN ALONG SAID NORTH RIGHT-OF-WAY NORTH 88 DEGREES 06 MINUTES 07 SECONDS EAST, 281.28 FEET TO A POINT OF CURVATURE OF A CURVE CONCAVE TO THE NORTH; THENCE RUN ALONG SAID CURVE HAVING A RADIUS OF 250.00 FEET, A DELTA OF 12 DEGREES 19 MINUTES 28 SECONDS, AN ARC DISTANCE OF 53.78 FEET TO A POINT OF TANGENCY; THENCE CONTINUE ALONG SAID RIGHT-OF-WAY NORTH 75 DEGREES 42 MINUTES 48 SECONDS EAST, 94.29 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE NORTH 75 DEGREES 42 MINUTES 48 SECONDS EAST, 22.03 FEET; THENCE NORTH 39 DEGREES 04 MINUTES 04 SECONDS WEST, 33.03 FEET; THENCE SOUTH 86 DEGREES 11 MINUTES 59 SECONDS WEST, 87.25 FEET; THENCE NORTH 22 DEGREES 14 MINUTES 08 SECONDS WEST, 362.73 FEET; THENCE SOUTH 67 DEGREES 45 MINUTES 52 SECONDS WEST, 40.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 20.00 FEET; THENCE NORTH 67 DEGREES 45 MINUTES 52 SECONDS EAST, 20.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 137.00 FEET; THENCE SOUTH 67 DEGREES 45 MINUTES 52 SECONDS WEST, 20.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 20.00 FEET; THENCE NORTH 67 DEGREES 45 MINUTES 52 SECONDS EAST, 20.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 200.10 FEET; THENCE NORTH 86 DEGREES 11 MINUTES 59 SECONDS EAST, 91.29 FEET; THENCE SOUTH 39 DEGREES 04 MINUTES 04 SECONDS EAST, 13.45 FEET, TO SAID NORTH RIGHT-OF-WAY LINE AND THE POINT OF BEGINNING.

PARCEL 5:

A PORTION OF TRACT 16, LAKE HIGHLANDS COMPANY, AS RECORDED IN PLAT BOOK 2, PAGE 28, PUBLIC RECORDS OF LAKE COUNTY; FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE A THE NORTHEAST CORNER OF SECTION 28, TOWNSHIP 22, RANGE 26 EAST; THENCE S 01 DEGREES, 06 MINUTES, 36 SECONDS W, ALONG THE EAST LINE OF SAID SECTION 28, A DISTANCE OF 664.22 FEET; THENCE S 89 DEGREES 47 MINUTES 22 SECONDS W

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A DISTANCE OF 45.00 FEET TO THE WEST RIGHT OF WAY LINE OF HANCOCK ROAD; THENCE S 01 DEGREES 06 MINUTES 21 SECONDS W ALONG SAID WEST RIGHT OF WAY LINE, A DISTANCE OF 177.56 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S 01 DEGREES 06 MINUTES 21 SECONDS W, ALONG SAID WEST RIGHT OF WAY, A DISTANCE OF 324.00 FEET TO THE NORTH RIGHT OF WAY LINE OF STATE ROAD NUMBER 50; THENCE N 89 DEGREES 11 MINUTES 40 SECONDS W, ALONG SAID NORTH RIGHT OF WAY LINE, A DISTANCE OF 258.78 FEET; THENCE N 00 DEGREES 48 MINUTES 20 SECONDS E, A DISTANCE OF 324.00 FEET; THENCE S 89 DEGREES, 11 MINUTES 40 SECONDS E A DISTANCE OF 260.48 FEET TO THE POINT OF BEGINNING.

EASEMENT 5-A:

TOGETHER WITH EASEMENTS FOR INGRESS AND EGRESS, DRAINAGE, UTILITIES, SEWAGE AND OTHER EASEMENTS OVER THE COMMON AREAS (AS SUCH TERM IS DEFINED IN THE REA), AND INGRESS EGRESS EASEMENT OVER THE DRIVEWAY (AS SUCH TERM IS DEFINED IN THE REA), AS SET FORTH IN AND GRANTED BY RECIPROCAL EASEMENT AGREEMENT WITH COVENANTS AND RESTRICTIONS (HEREIN THE "REA") RECORDED NOVEMBER 18, 2002, IN O.R. BOOK 2209, PAGE 835, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA.

THE DRIVEWAY EASEMENT PARCEL IS DESCRIBED AS FOLLOWS:

A PORTION OF TRACT 16, LAKE HIGHLANDS COMPANY, AS RECORDED IN PLAT BOOK 2, PAGE 28, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHEAST CORNER OF SECTION 28, TOWNSHIP 22, RANGE 26 EAST; THENCE S 01 DEGREES, 06 MINUTES, 36 SECONDS W, ALONG THE EAST LINE OF SAID SECTION 28, A DISTANCE OF 664.22 FEET; THENCE S 89 DEGREES 47 MINUTES 22 SECONDS W A DISTANCE OF 45.00 FEET TO THE WEST RIGHT OF WAY LINE OF HANCOCK ROAD; THENCE S 01 DEGREES 06 MINUTES 21 SECONDS W ALONG SAID WEST RIGHT OF WAY LINE, A DISTANCE OF 219.56 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S 01 DEGREES 06 MINUTES 21 SECONDS W, ALONG SAID WEST RIGHT OF WAY LINE A DISTANCE OF 27.00 FEET; THENCE N 89 DEGREES 11 MINUTES 40 SECONDS W A DISTANCE OF 260.12 FEET; THENCE S 00 DEGREES 48 MINUTES 20 SECONDS W A DISTANCE OF 255.00 FEET TO THE NORTH RIGHT OF WAY LINE OF STATE ROAD NUMBER 50; THENCE N 89 DEGREES 11 MINUTES 40 SECONDS W, ALONG SAID NORTH RIGHT OF WAY LINE, A DISTANCE OF 24.0 FEET; THENCE N 00 DEGREES 48 MINUTES 20 SECONDS E A DISTANCE OF 496.49 FEET; THENCE N 89 DEGREES 47 MINUTES 22 SECONDS E A DISTANCE OF 24.0 FEET; THENCE S 00 DEGREES 48 MINUTES 20 SECONDS W A DISTANCE OF 214.92 FEET; THENCE S 89 DEGREES 11 MINUTES 40 SECONDS E A DISTANCE OF 260.26 FEET TO THE POINT OF BEGINNING.

PARCEL 6:

COMMENCE AT A CONCRETE MONUMENT MARKING THE NORTHEAST CORNER OF SECTION 21 (ALSO THE NORTHWEST CORNER OF SECTION 22), TOWNSHIP 1 NORTH, RANGE 1 EAST, LEON COUNTY, FLORIDA, AND RUN SOUTH 89 DEGREES 55 MINUTES 05 SECONDS WEST ALONG THE SECTION LINE 2979.56 FEET TO THE SOUTHEASTERLY RIGHT-OF-WAY BOUNDARY OF COUNTY ROAD NO. 151 (CENTERVILLE ROAD); THENCE SOUTH 59 DEGREES 43 MINUTES 02 SECONDS WEST ALONG SAID SOUTHEASTERLY RIGHT-OF-WAY BOUNDARY 7.78 FEET TO THE OLD EASTERLY RIGHT-OF-WAY BOUNDARY OF STATE ROAD NO. 261 (CAPITAL CIRCLE), SAID POINT ALSO LYING ON A POINT OF CURVE CONCAVE TO THE NORTHEASTERLY; THENCE SOUTHEASTERLY ALONG SAID RIGHT-OF-WAY CURVE WITH A RADIUS OF 2816.49 FEET, THROUGH A CENTRAL ANGLE OF 32 DEGREES 05 MINUTES 13 SECONDS, FOR AN ARC DISTANCE OF 1577.30 FEET (THE CHORD OF SAID ARC BEING SOUTH 25 DEGREES 38 MINUTES 23 SECONDS EAST 1556.77 FEET); THENCE SOUTH 41 DEGREES 41 MINUTES 00 SECONDS EAST ALONG SAID RIGHT-OF-WAY BOUNDARY 896.48 FEET TO A POINT OF CURVE TO THE RIGHT; THENCE ALONG SAID RIGHT-OF-WAY CURVE WITH A RADIUS OF 2343.12 FEET, THROUGH A CENTRAL ANGLE OF 18 DEGREES 36 MINUTES 50 SECONDS, FOR AN ARC DISTANCE OF 761.21 FEET (THE CHORD OF SAID ARC BEING SOUTH 32 DEGREES 28 MINUTES 40 SECONDS EAST 757.87 FEET) TO A CONCRETE MONUMENT #1254;

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THENCE LEAVING SAID OLD RIGHT-OF-WAY BOUNDARY RUN NORTH 51 DEGREES 58 MINUTES 58 SECONDS EAST 23.57 FEET TO AN IRON PIN LB #732 LYING ON THE NEW RIGHT-OF-WAY BOUNDARY OF STATE ROAD NO. 261 (CAPITAL CIRCLE); THENCE SOUTH 19 DEGREES 21 MINUTES 20 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 92.10 FEET TO A CONCRETE MONUMENT LB #732 FOR THE POINT OF BEGINNING. FROM SAID POINT OF BEGINNING CONTINUE SOUTH 19 DEGREES 21 MINUTES 20 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 190.53 FEET TO A CONCRETE MONUMENT LB#732; THENCE SOUTH 68 DEGREES 06 MINUTES 40 SECONDS EAST ALONG SAID RIGHT-OF-WAY 46.04 FEET TO A CONCRETE MONUMENT LB#732 LYING ON THE NEW NORTHWESTERLY RIGHT-OF-WAY OF MICCOSUKEE ROAD, THENCE NORTH 52 DEGREES 38 MINUTES 51 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 237.75 FEET TO A CONCRETE MONUMENT LB#732; THENCE SOUTH 15 DEGREES 57 MINUTES 29 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 3.51 FEET TO A CONCRETE MONUMENT LB#732; THENCE NORTH 53 DEGREES 24 MINUTES 25 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 18.62 FEET TO A CONCRETE MONUMENT LB#732; THENCE NORTH 47 DEGREES 55 MINUTES 36 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 41.26 FEET TO A CONCRETE MONUMENT LB#732; THENCE LEAVING SAID RIGHT-OF-WAY BOUNDARY RUN NORTH 38 DEGREES 01 MINUTE 02 SECONDS WEST 223.90 FEET; THENCE SOUTH 51 DEGREES 58 MINUTES 58 SECONDS WEST 258.30 FEET TO THE POINT OF BEGINNING.

EASEMENT 6-A:

TOGETHER WITH EASEMENTS FOR ACCESS, INGRESS, EGRESS AND STORMWATER DRAINAGE OVER THOSE CERTAIN PROPERTIES DESCRIBED IN AND AS SET FORTH IN THAT CERTAIN DEDICATION OF EASEMENTS FOR INGRESS, EGRESS, ACCESS, DRAINAGE AND COVENANT FOR MAINTENANCE RESPONSIBILITIES, RECORDED IN O.R. BOOK 1336, PAGE 455, PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

EASEMENT 6-B:

ALSO TOGETHER WITH EASEMENTS FOR ACCESS, INGRESS, EGRESS AND STORMWATER DRAINAGE OVER THOSE PROPERTIES DESCRIBED IN AND AS SET FORTH IN THAT CERTAIN EASEMENT AGREEMENT BETWEEN CAPITAL CIRCLE PARTNERS AND CNL RETAIL JOINT VENTURE, RECORDED IN O.R. BOOK 1833, PAGE 2097, PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

EASEMENT 6-C:

ALSO TOGETHER WITH EASEMENTS FOR ACCESS, INGRESS AND EGRESS AND RIGHTS OF CAPACITY TO THE STORMWATER MANAGEMENT FACILITY DESCRIBED IN AND AS SET FORTH IN THAT CERTAIN STORMWATER DRAINAGE AGREEMENT, RECORDED IN O.R. BOOK 1833, PAGE 2089, PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

PARCEL 7:

A PORTION OF THE NORTHEAST 1/4 OF SECTION 29, TOWNSHIP 19 SOUTH, RANGE 30 EAST, SEMINOLE COUNTY, FLORIDA, MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF THE NORTHEAST 1/4 OF SAID SECTION 29; RUN THENCE SOUTH 89°45'37" WEST ALONG THE NORTH LINE OF THE SOUTHEAST 1/4 OF SAID SECTION 29 A DISTANCE OF 125.00 FEET TO A POINT ON THE WEST RIGHT-OF-WAY LINE OF RINEHART ROAD; THENCE RUN NORTH 00°17'08" WEST ALONG SAID WEST RIGHT-OF-WAY LINE A DISTANCE OF 807.15 FEET FOR A POINT OF BEGINNING; THENCE RUN SOUTH 89°42'52" WEST A DISTANCE OF 210.00 FEET; THENCE RUN NORTH 00°17'08" WEST A DISTANCE OF 286.00 FEET TO A POINT ON THE SOUTH RIGHT-OF-WAY LINE OF STATE ROAD NUMBER 46; THENCE RUN NORTH 89°42'52" EAST ALONG SAID SOUTH RIGHT-OF-WAY LINE A DISTANCE OF 185.00 FEET TO A POINT OF CURVATURE OF A CURVE CONCAVE SOUTHWESTERLY HAVING A RADIUS OF 25.00 FEET; THENCE RUN SOUTHEASTERLY ALONG THE ARC OF SAID CURVE, THROUGH A CENTRAL ANGLE OF 90°00'00", A DISTANCE OF 39.27 FEET TO A POINT ON SAID WEST RIGHT-OF-WAY LINE; THENCE RUN SOUTH 00°17'08" EAST ALONG SAID WEST RIGHT-OF-WAY LINE A DISTANCE OF 261.00 FEET TO THE POINT OF BEGINNING.

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EASEMENT 7-A:

TOGETHER WITH ALL RIGHT, TITLE AND INTEREST IN AND TO THAT CERTAIN PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS, EGRESS, AND THAT CERTAIN ACCESS AND UTILITY EASEMENT AND ALL OTHER BENEFICIAL EASEMENTS CREATED PURSUANT TO AGREEMENT REGARINDG EASEMENTS AND RESTRICTIVE COVENANTS EXECUTED BETWEEN SEMBLER/BOOS SANFORD PARTNERSHIP AND HAROLD G. HARTSOCK, TRUSTEE OF THE SEMINOLE FARM TRUST IV, DATED DECEMBER 18, 1998 AND RECORDED DECEMBER 28, 1998, IN O.R. BOOK 3561, PAGE 116, PUBLIC RECORDS OF SEMINOLE COUNTY, FLORIDA, OVER THE PROPERTY DESCRIBED IN EXHIBIT C-1 AND EXHIBIT C-3 THEREIN.

EASEMENT 7-B

ALSO TOGETHER WITH ALL RIGHT, TITLE AND INTEREST IN AND TO THOSE CERTAIN ACCESS EASEMENTS CREATED PURSUANT TO AGREEMENT TO GRANT RECIPROCAL ACCESS EASEMENTS RECORDED JANUARY 10, 1996 IN O.R. BOOK 2870, PAGE 21; RECIPROCAL ACCESS EASEMENT AGREEMENT RECORDED AUGUST 14, 1996 IN O.R. BOOK 3116, PAGE 520 AND FIRST AMENDMENT TO RECIPROCAL ACCESS EASEMENT AGREEMENT RECORDED SEPTEMBER 26, 1996, IN O.R. BOOK 3135, PAGE 1089, ALL OF THE PUBLIC RECORDS OF SEMINOLE COUINTY, FLORIDA.

EASEMENT 7-C:

ALSO TOGETHER WITH NON-EXCLUSIVE EASEMENTS FOR THE BENEFIT OF PARCEL 7 AS CREATED BY SHARED SEWER LIFT STATION AND UTILITY EASEMENT AGREEMENT WITH COVENANTS RECORDED OCTOBER 20, 1999, IN O.R. BOOK 3743, PAGE 181, PUBLIC RECORDS OF SEMINOLE COUNTY, FLORIDA, FOR THE PURPOSES DESCRIBED IN PARAGRAPH NO. 2 THEREIN, OVER, UNDER AND ACROSS THE LAND DESCRIBED THEREIN.

PARCEL 8:

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 512.02 FEET TO THE POINT OF BEGINNING OF THE HEREIN DESCRIBED PARCEL; THENCE CONTINUE N 0 DEGREES 45 MINUTES 08 SECONDS W A DISTANCE OF 319.30 FEET TO THE SOUTHERLY RIGHT OF WAY LINE OF MALABAR ROAD, AS IT PRESENTLY EXISTS; THENCE RUN N 54 DEGREES 32 MINUTES 45 SECONDS E A DISTANCE OF 42.55 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 175.34 FEET; THENCE DEPARTING THE SOUTHERLY RIGHT OF WAY LINE OF SAID MALABAR ROAD RUN S 0 DEGREES 36 MINUTES 52 SECONDS E A DISTANCE OF 303.60 FEET; THENCE RUN N 89 DEGREES 14 MINUTES 38 SECONDS E A DISTANCE OF 149.50 FEET; THENCE RUN S 0 DEGREES 31 MINUTES 04 SECONDS W A DISTANCE OF 34.30 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 101.50 FEET; THENCE RUN S 85 DEGREES 32 MINUTES 59 SECONDS W A DISTANCE OF 111.98 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 145.10 FEET TO THE POINT OF BEGINNING.

LESS AND EXCEPT A PARCEL OF LAND LYING IN THE NORTHWEST 1/4 OF SECTION 4, TOWNSHIP 29 SOUTH, RANGE 37 EAST, BEING A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, ACCORDING TO THE PLAT THEREOF, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, ACCORDING TO THE PLAT THEREOF, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, SAID POINT ALSO BEING THE INTERSECTION OF

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THE WESTERLY RIGHT-OF-WAY LINE OF INTERSTATE HIGHWAY 95 AND THE NORTHERLY RIGHT-OF-WAY LINE OF COMMUNITY COLLEGE PARKWAY (A 100 FOOT WIDE RIGHT-OF-WAY PLATTED AS GRASSLAND ROAD); THENCE ALONG THE SOUTHERLY LINE OF AFORESAID TRACT Q AND THE NORTHERLY RIGHT-OF-WAY LINE OF SAID COMMUNITY COLLEGE PARKWAY, SOUTH 89°48'00" WEST, A DISTANCE OF 1572.45 FEET TO THE EASTERLY RIGHT-OF-WAY LINE OF SAN FILIPPO DRIVE (A 125 FOOT WIDE RIGHT-OF-WAY PLATTED AS FILIPPO DRIVE); THENCE ALONG THE AFORESAID RIGHT-OF-WAY LINE OF SAN FILIPPO DRIVE, NORTH 00°45'08" WEST A DISTANCE OF 512.02 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE ALONG AFORESAID RIGHT-OF-WAY LINE, NORTH 00°45'08" WEST A DISTANCE OF 13.64 FEET; THENCE DEPARTING AFORESAID RIGHT-OF-WAY LINE, NORTH 89°48'00" EAST A DISTANCE OF 358.49 FEET; THENCE SOUTH 00°31'04" WEST A DISTANCE OF 8.43 FEET; THENCE NORTH 89°28'56" WEST A DISTANCE OF 101.50 FEET; THENCE SOUTH 85°32'59" WEST A DISTANCE OF 111.98 FEET; THENCE NORTH 89°28'56" WEST A DISTANCE OF 145.10 FEET TO AN INTERSECTION WITH SAID EAST RIGHT-OF-WAY LINE AND THE POINT OF BEGINNING.

TOGETHER WITH INTEREST IN THE APPURTENANT EASEMENTS DESCRIBED AS FOLLOWS:

EASEMENT 8-A: (INGRESS/EGRESS, DRAINAGE AND UTILITY EASEMENT AS DESCRIBED IN EASEMENT AND MAINTENANCE AGREEMENT DATED JULY 17, 1998, RECORDED AUGUST 4, 1998 IN O.R. BOOK 3877, PAGE 3665 AND RE-RECORDED SEPTEMBER 16, 1998 IN O.R. BOOK 3897, PAGE 1468, BOTH IN THE PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA)

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 389.32 FEET TO THE POINT OF BEGINNING OF THE HEREIN DESCRIBED PARCEL; THENCE CONTINUE N 0 DEGREES 45 MINUTES 08 SECONDS W A DISTANCE OF 50.0 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 55.0 FEET; THENCE RUN S 0 DEGREES 45 MINUTES 08 SECONDS E A DISTANCE OF 50.0 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 55.0 FEET TO THE POINT OF BEGINNING.

EASEMENT 8-B: (INGRESS/EGRESS, DRAINAGE AND UTILITY EASEMENT AS DESCRIBED IN EASEMENT AND MAINTENANCE AGREEMENT DATED JULY 17, 1998, RECORDED AUGUST 4, 1998 IN O.R. BOOK 3877, PAGE 3665 AND RE-RECORDED SEPTEMBER 16, 1998 IN O.R. BOOK 3897, PAGE 1468, BOTH IN THE PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA)

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 439.32 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 356.55 FEET; THENCE RUN N 0 DEGREES 31 MINUTES 04 SECONDS E A DISTANCE OF 82.38 FEET TO THE POINT OF BEGINNING OF THE HEREIN DESCRIBED PARCEL; THENCE CONTINUE N 0 DEGREES 31 MINUTES 04 SECONDS E A DISTANCE OF 126.0 FEET TO THE SOUTHERLY RIGHT OF WAY LINE OF MALABAR ROAD; THENCE RUN S 88 DEGREES 40 MINUTES 29 SECONDS E, ALONG SAID SOUTH RIGHT OF WAY LINE, A DISTANCE OF 59.54 FEET; THENCE RUN S 01 DEGREES 19 MINUTES 31 SECONDS W A DISTANCE OF 6.88 FEET; THENCE RUN S 15 DEGREES 16 MINUTES 31 SECONDS W A DISTANCE OF 37.01 FEET; THENCE RUN S 0 DEGREES 31 MINUTES 04 SECONDS W A DISTANCE OF 82.52 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 50.01 FEET TO THE POINT OF BEGINNING.

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EASEMENT 8-C: (INGRESS/EGRESS, CROSS ACCESS, DRAINAGE, UTILITY & LANDSCAPE EASEMENT AS DESCRIBED IN DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS DATED JULY 28, 1998, RECORDED AUGUST 4, 1998 IN O.R. BOOK 3877, PAGE 3734, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA)

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 831.32 FEET TO THE SOUTHERLY RIGHT OF WAY LINE OF MALABAR ROAD, AS IT PRESENTLY EXISTS; THENCE RUN N 54 DEGREES 32 MINUTES 45 SECONDS E A DISTANCE OF 42.55 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 175.34 FEET TO THE POINT OF BEGINNING OF THE HEREIN DESCRIBED PARCEL; THENCE CONTINUE S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 12.73 FEET; THENCE RUN S 0 DEGREES 45 MINUTES 08 SECONDS E A DISTANCE OF 302.32 FEET; THENCE RUN N 89 DEGREES 14 MINUTES 38 SECONDS E A DISTANCE OF 109.46 FEET; THENCE RUN N 44 DEGREES 40 MINUTES 33 SECONDS E A DISTANCE OF 38.20 FEET; THENCE RUN S 0 DEGREES 31 MINUTES 04 SECONDS W A DISTANCE OF 27.81 FEET; THENCE RUN S 89 DEGREES 14 MINUTES 38 SECONDS W A DISTANCE OF 149.50 FEET: THENCE RUN N 0 DEGREES 36 MINUTES 52 SECONDS W A DISTANCE OF 303.60 FEET TO THE POINT OF BEGINNING.

PARCEL 9:

LOT 5, SHADY OAKS PLAZA, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 10, PAGE 58, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-A:

TOGETHER WITH THOSE CERTAIN PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS CREATED PURSUANT TO THAT CERTAIN EASEMENT AGREEMENT RECORDED IN O.R. BOOK 1241, PAGE 676 AND IN O.R. BOOK 1252, PAGE 2621, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-B:

ALSO TOGETHER WITH PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS AND FOR STORMWATER DRAINAGE AS CREATED PURSUANT TO THAT CERTAIN CROSS ACCESS AND STORM WATER DRAINAGE RECIPROCAL EASEMENT AGREEMENT RECORDED IN O.R. BOOK 1294, PAGE 2396, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-C:

ALSO TOGETHER WITH PRIVATE DRIVEWAY AND UTILITY EASEMENTS CREATED BY THE PLAT OF SHADY OAKS PLAZA RECORDED IN PLAT BOOK 10, PAGE 58, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-D:

ALSO TOGETHER WITH EASEMENTS FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS AND STORMWATER DRAINAGE CREATED PURSUANT TO THAT CERTAIN COVENANTS AND RESTRICTIONS OF SHADY OAKS PLAZA RECORDED IN O.R. BOOK 1464, PAGE 163, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-E:

ALSO TOGETHER WITH PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS CREATED PURSUANT TO THAT CERTAIN EASEMENT AGREEMENT RECORDED IN O.R. BOOK 1464, PAGE 174, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

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PARCEL 10:

A PORTION OF TRACT "A" OF UNIT NO.1 VAN BERGEN & HENDRY'S ADDITION TO ROSELAND, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 3, PAGE 39, PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

BEGIN AT THE NORTHEAST CORNER OF SAID TRACT "A"; THENCE RUN SOUTH 47 DEGREES 51'44" EAST ALONG THE EAST LINE OF SAID TRACT "A" FOR A DISTANCE OF 364.00 FEET TO A POINT; THENCE RUN SOUTH 41 DEGREES 43'08" WEST FOR A DISTANCE OF 315.08 FEET TO A POINT ON THE EAST RIGHT-OF-WAY LINE OF U.S. HIGHWAY NO.1, SAID POINT LYING ON THE ARC OF A CIRCULAR CURVE CONCAVE TO THE NORTHEAST, THE CENTER WHICH BEARS NORTH 68 DEGREES 53'04" EAST FROM SAID POINT; THENCE RUN NORTHERLY ALONG THE ARC OF SAID CURVE, HAVING A RADIUS OF 11,459.20 FEET THROUGH A CENTRAL ANGLE OF 02 DEGREES 01'42" FOR AN ARC DISTANCE OF 405.69 FEET TO A POINT ON THE NORTH LINE OF SAID TRACT "A"; THENCE RUN NORTH 41 DEGREES 42'46" EAST ALONG THE NORTH LINE OF SAID TRACT "A" FOR A DISTANCE OF 138.60 FEET TO THE POINT OF BEGINNING.

LESS AND EXCEPT:

A PORTION OF TRACT "A", VAN BERGEN & HENDRY'S ADDITION TO ROSELAND, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 3, PAGE 39, PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHEAST CORNER OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD; THENCE S41°34' 18"W ALONG THE NORTH LINE OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD A DISTANCE OF 112.82 FEET TO THE POINT OF BEGINNING; THENCE S10°23'04"W A DISTANCE OF 42.77 FEET TO THE POINT OF A NON TANGENT CURVE ON THE EAST RIGHT-OF-WAY LINE OF FEDERAL HIGHWAY NO.1; THENCE ALONG SAID EAST RIGHT-OF-WAY LINE OF FEDERAL HIGHWAY NO.1 ALONG A CURVE TO THE RIGHT, OF WHICH THE RADIUS POINT BEARS N69°08'05"E HAVING A DELTA OF 00°07'30", A RADIUS OF 11,459.20 FEET AND AN ARC LENGTH OF 25.00 FEET TO A POINT ON THE NORTH LINE OF TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD; THENCE N41°34'18"E ALONG THE NORTH LINE OF TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD A DISTANCE OF 25.00 FEET BACK TO THE POINT OF BEGINNING.

AND LESS AND EXCEPT THE FOLLOWING:

A PORTION OF "TRACT "A", VAN BERGEN AND HENDRY'S ADDITION TO ROSELAND, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 3, PAGE 39 OF THE PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA, BEING MORE FULLY DESCRIBED AS FOLLOWS:

BEGINNING AT THE NORTHEAST CORNER OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD, SAID POINT BEING THE POINT OF BEGINNING; THENCE S41°34'18"W, ALONG THE NORTH LINE OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD, A DISTANCE OF 25.00 FEET; THENCE N86°42'52"E, A DISTANCE OF 35.27 FEET TO A POINT ON THE WEST RIGHT-OF-WAY LINE OF AVENUE FIVE (NOT OPEN); THENCE N48°08'34"W, ALONG SAID WEST RIGHT-OF-WAY LINE OF AVENUE FIVE, A DISTANCE OF 25.00 FEET BACK TO THE POINT OF BEGINNING.

PARCEL 11:

A PORTION OF TRACT 4, SECTION 27, TOWNSHIP 33 SOUTH, RANGE 39 EAST, ACCORDING TO THE LAST GENERAL PLAT OF THE LANDS OF INDIAN RIVER FARMS COMPANY, ACCORDING TO THE PLAT THEREOF, AS FILED IN PLAT BOOK 2, PAGE 25, OF THE PUBLIC RECORDS OF ST. LUCIE COUNTY, FLORIDA, SITUATE, LYING AND BEING IN INDIAN RIVER COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHWEST CORNER OF TRACT 4, SECTION 27, TOWNSHIP 33 SOUTH,

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RANGE 39 EAST, ACCORDING TO THE LAST GENERAL PLAT OF THE LANDS OF INDIAN RIVER FARMS COMPANY, ACCORDING TO THE PLAT THEREOF, AS FILED IN PLAT BOOK 2, PAGE 25; RUN SOUTH 89°37'26" EAST, ALONG THE NORTH LINE OF SAID TRACT 4, A DISTANCE OF 100.00 FEET; THENCE DEPARTING SAID NORTH LINE RUN SOUTH 00°18'23" WEST, ALONG THE EAST LINE OF THE WEST 100 FEET OF SAID TRACT 4, A DISTANCE OF 30 FEET TO THE SOUTH LINE OF INDIAN RIVER FARMS WATER CONTROL DISTRICT'S SUB-LATERAL B-7 CANAL (A 30 FOOT WIDE RIGHT-OF-WAY) AND THE POINT OF BEGINNING; FROM SAID POINT OF BEGINNING RUN SOUTH 89°37'26" EAST, ALONG SAID SOUTH LINE OF INDIAN RIVER FARMS WATER CONTROL DISTRICT'S SUB-LATERAL B-7 CANAL, A DISTANCE OF 222.68 FEET; THENCE DEPARTING SAID SOUTH LINE RUN SOUTH 00°22'34" WEST, A DISTANCE OF 302.50 FEET; THENCE RUN NORTH 89°37'26" WEST, A DISTANCE OF 222.31 FEET TO THE AFOREMENTIONED EAST LINE OF THE WEST 100 FEET OF TRACT 4; THENCE RUN NORTH 00°18'23" EAST, ALONG SAID EAST LINE, A DISTANCE OF 302.50 FEET TO THE AFOREMENTIONED SOUTH LINE OF THE INDIAN RIVER FARMS WATER CONTROL DISTRICT'S SUB-LATERAL B-7 CANAL AND THE POINT OF BEGINNING.

EASEMENT 11-A:

TOGETHER WITH NON-EXCLUSIVE EASEMENT RIGHT(S) AS CONTAINED IN THE DECLARATION OF EASEMENTS, COVENANTS AND RESTRICTIONS FOR SOUTH POINT SHOPPING CENTER RECORDED SEPTEMBER 16, 2003 IN O.R. BOOK 1638, PAGE 51, OF THE PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA.

PARCEL 12:

COMMENCE AT A CONCRETE MONUMENT MARKING THE NORTHEAST CORNER OF SECTION 21 (ALSO THE NORTHWEST CORNER OF SECTION 22), TOWNSHIP 1 NORTH, RANGE 1 EAST, LEON COUNTY, FLORIDA, AND RUN SOUTH 89 DEGREES 55 MINUTES 05 SECONDS WEST ALONG THE SECTION LINE 2979.56 FEET TO THE SOUTHEASTERLY RIGHT OF WAY BOUNDARY OF COUNTY ROAD NO. 151 (CENTERVILLE ROAD); THENCE SOUTH 59 DEGREES 43 MINUTES 02 SECONDS WEST ALONG SAID SOUTHEASTERLY RIGHT OF WAY BOUNDARY 7.78 FEET TO THE OLD EASTERLY RIGHT OF WAY BOUNDARY OF STATE ROAD NO. 261 (CAPITAL CIRCLE) SAID POINT LYING ON A CURVE CONCAVE TO THE NORTHEASTERLY; THENCE SOUTHEASTERLY ALONG SAID OLD RIGHT OF WAY AND CURVE WITH A RADIUS OF 2816.49 FEET, THROUGH A CENTRAL ANGLE OF 32 DEGREES 05 MINUTES 13 SECONDS, FOR AN ARC DISTANCE OF 1577.30 FEET (THE CHORD OF SAID ARC BEING SOUTH 25 DEGREES 38 MINUTES 23 SECONDS EAST 1556.77 FEET); THENCE SOUTH 41 DEGREES 41 MINUTES 00 SECONDS EAST ALONG SAID OLD RIGHT OF WAY BOUNDARY 896.48 FEET TO A POINT OF CURVE TO THE RIGHT; THENCE ALONG SAID OLD RIGHT OF WAY AND CURVE WITH A RADIUS OF 2343.12 FEET, THROUGH A CENTRAL ANGLE OF 18 DEGREES 36 MINUTES 50 SECONDS, FOR AN ARC DISTANCE OF 761.21 FEET (CHORD OF SAID ARC BEING SOUTH 32 DEGREES 28 MINUTES 40 SECONDS EAST 757.87 FEET); THENCE LEAVING SAID OLD EASTERLY RIGHT OF WAY BOUNDARY RUN THENCE NORTH 51 DEGREES 58 MINUTES 58 SECONDS EAST 23.57 FEET TO A SET 1/2 INCH DIAMETER IRON ROD AND CAP LB#0732 ON THE NEW EASTERLY RIGHT OF WAY OF SAID STATE ROAD 261, SAID POINT BEING THE POINT OF BEGINNING. FROM SAID POINT OF BEGINNING, THENCE LEAVING SAID RIGHT OF WAY RUN NORTH 51 DEGREES 58 MINUTES 58 SECONDS EAST 197.44 FEET TO A FOUND CONCRETE MONUMENT #LB732; THENCE NORTH 38 DEGREES 02 MINUTES 19 SECONDS WEST 219.51 FEET TO A FOUND 5/8 INCH IRON PIN AND CAP LS#6745; THENCE NORTH 51 DEGREES 39 MINUTES 56 SECONDS EAST 128.53 FEET TO A FOUND 1 INCH IRON PIPE; THENCE SOUTH 38 DEGREES 09 MINUTES 48 SECONDS EAST 366.30 FEET, TO A FOUND ONE HALF INCH IRON PIN & CAP #LB732; THENCE SOUTH 51 DEGREES 59 MINUTES 41 SECONDS WEST 98.02 FEET TO A FOUND ONE HALF INCH PIN #LB732; THENCE NORTH 38 DEGREES 01 MINUTES 02 SECONDS WEST 58.80 FEET TO A FOUND CONCRETE MONUMENT #LB732; THENCE SOUTH 51 DEGREES 58 MINUTES 58 SECONDS WEST 258.27 FEET TO A FOUND ONE HALF INCH IRON PIN ON THE SAID NEW EASTERLY RIGHT OF WAY OF SAID STATE ROAD NO. 261; THENCE NORTH 19 DEGREES 21 MINUTES 20 SECONDS WEST ALONG SAID RIGHT OF WAY 92.10 FEET TO THE POINT OF BEGINNING.

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EASEMENT 12-A:

TOGETHER WITH THAT NON-EXCLUSIVE AND PERPETUAL EASEMENT FOR INGRESS, EGRESS AND SURFACE AND STORMWATER DRAINAGE AS SET FORTH IN THAT INSTRUMENT RECORDED IN O.R. BOOK 1336, PAGE 455, OF THE PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

PARCEL 13:

ALL THAT TRACT or parcel of land lying and being in Land Lots 829 and 830 of the 19th District, 2nd Section of Cobb County, Georgia, and being more particularly described as follows:

BEGINNING at a 5/8-inch rebar set at the intersection of the western right of way of New Macland Road (having a variable right of way) and the northern right of way of Sailors Parkway (having a variable right of way); thence along the northern right of way of Sailors Parkway, South 89 degrees 13 minutes 59 seconds West, a distance of 16.67 feet to a 5/8-inch rebar set; thence North 86 degrees 24 minutes 54 seconds West, a distance of 149.20 feet to a 5/8-inch rebar set; thence North 69 degrees 07 minutes 31 seconds West, a distance of 88.53 feet to a drill hole set; thence leaving said right of way, North 05 degrees 14 minutes 52 seconds East, a distance of 287.85 feet to a 5/8-inch rebar set; thence North 84 degrees 45 minutes 08 seconds West, a distance of 36.95 feet to a 5/8-inch rebar set; thence North 05 degrees 14 minutes 52 seconds East, a distance of 104.32 feet to a 5/8-inch rebar set; thence South 84 degrees 45 minutes 08 seconds East, a distance of 260.63 feet to a pk nail set on the western right of way line of New Macland Road (having a variable right of way); thence along said right of way, South 02 degrees 12 minutes 40 seconds West, a distance of 184.12 feet to a drill hole set; thence South 00 degrees 48 minutes 38 seconds West, a distance of 226.76 feet to a 5/8-inch rebar set, said point being the TRUE POINT OF BEGINNING.

Said tract of land contains 2.313 acres as shown on that certain survey entitled "ALTA/ACSM Land Title Survey For: Indigo Development, Inc., Lawyers Title Insurance Corporation", prepared by GeoSurvey, Ltd., bearing the seal and certification of Trenton D. Turk, Georgia Registered Land Surveyor No. 2411, dated March 1, 2004.

TOGETHER WITH and benefiting the subject property, the easement created in that certain Reciprocal Easement Agreement with Covenants, Conditions and Restrictions by and between Sembler Family Partnership #19, Ltd., a Florida limited partnership doing business in Georgia as Sembler Family Partnership #19, Ltd. (L.P.), and Fog Georgia Twelve, LLC, a Georgia limited liability company, dated April 20, 2000, filed for record April 24, 2000 at 12:12 p.m., recorded in Deed Book 13257, Page 2616, Records of Cobb County, Georgia; as amended by that certain First Amendment to Reciprocal Easement Agreement with Covenants, Conditions and Restrictions by and between Sembler Family Partnership #19, Ltd., a Florida limited partnership doing business in Georgia as Sembler Family Partnership #19, Ltd. (L.P.), and Fog Georgia Twelve, LLC, a Georgia limited liability company, dated May 1, 2001, filed for record May 23, 2001 at 7:58 a.m., recorded in Deed Book 13368, Page 1351, aforesaid Records; as re-recorded November 1, 2001 at 9:38 a.m. in Deed Book 13437, Page 3607, aforesaid Records.

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PARCEL 14:

ALL THAT TRACT or parcel of land lying and being in Land Lots 129 and 130 of the 1st District, 1st Section of Fulton County (formerly Milton), Georgia, being more particularly described as follows:

Begin at a point located on the southwestern right-of-way line of State Bridge Road (variable right-of-way) a distance of 159.23 feet in a southeastern direction from the intersection of the southwestern right-of-way line of State Bridge Road (variable right-of-way) with the southeastern right-of-way line of Kimball Bridge Road (variable right-of-way) if said right-of-way lines were extended to form an angle instead of a miter; run thence along the southwestern right-of-way line of State Bridge Road (variable right-of-way) South 30 degrees 32 minutes 32 seconds East, a distance of 81.28 feet to a point; thence continue along the southwestern right-of-way line of State Bridge Road (variable right-of-way) along the arc of a 7568.44 foot radius curve to the right an arc distance of 115.96 feet, and being subtended by a chord having a chord bearing of South 30 degrees 08 minute 13 seconds East and a chord distance of 115.96 feet to a point; thence leaving the right-of-way of State Bridge Road South 60 degrees 44 minutes 04 seconds West a distance of 78.40 feet to a point; thence along a curve to the left having a radius of 75.55 feet, an arc length of 43.94 feet and a chord which bears South 67 degrees 05 minutes 08 seconds West having a chord distance of 43.32 feet to a point; thence South 45 degrees 11 minutes 13 seconds West a distance of 55.52 feet to a point; thence South 32 degrees 29 minutes 54 seconds West a distance of 79.68 feet to a point; thence South 60 degrees 40 minutes 32 seconds West a distance of 50.00 feet to a point; thence North 29 degrees 19 minutes 28 seconds West a distance of 51.60 feet to a point; thence North 56 degrees 13 minutes 27 seconds West a distance of 180.96 feet to a point on a curve on the southeasterly right-of-way of Kimball Bridge Road (variable right-of-way); thence northeasterly along Kimball Bridge Road a curve to the left having a radius of 2,712.50 feet, an arc length 187.78 feet and a chord which bears North 34 degrees 57 minutes 31 seconds East having a chord distance of 187.74 feet to a point; thence northeasterly along Kimball Bridge Road a curve to the left having a radius of 7710.44 feet, an arc length 97.59 feet and a chord which bears North 32 degrees 36 minutes 46 seconds East having a chord distance of 97.59 feet to a point; thence South 80 degrees 25 minutes 26 seconds East a distance of 152.26 feet to the POINT OF BEGINNING. Said tract containing 84,697.3 square feet or 1.944 acres of land, more or less.

TOGETHER WITH the easements appurtenant to the above described tract of land created by the following documents:

1. Driveway Access Easement Agreement by and between WCB, L.L.C., a Georgia limited liability company, and Fulton County Board of Education, dated May 13, 1999, filed for record May 17, 1999 at 11:05 a.m., recorded in Deed Book 26651, Page 131, aforesaid Records.

2. Sewer Line and Storm Water Easement Agreement by and between WCB, L.L.C., a Georgia limited liability company, and Fulton County Board of Education, dated November 15, 1999, filed for record November 17, 1999 at 11:07 a.m., recorded in Deed Book 28006, Page 4, aforesaid Records; as amended by that certain Amendment to the Sewer Line and Storm Water Easement Agreement by and between Fog Georgia Eleven, LLC, a Georgia limited liability company, Carson Partners, LLC, a Georgia limited liability company, and JMS Investments/State Bridge, LLC, a Georgia limited liability company, and Fulton County Board of Education, dated August 4, 2000, filed for record August 11, 2000 at 2:14 p.m., recorded in Deed Book 29365, Page 510, aforesaid Records.

3. Declaration of Easements by WCB, L.L.C., a Georgia limited liability company, dated November 15, 1999, filed for record November 17, 1999 at 11:07 a.m., recorded in Deed Book 28006, Page 21, aforesaid Records.

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EXHIBIT "B"

Ownership Structure

Parcel 1:   Indigo Development LLC, a Florida limited liability company

Parcel 2:   Indigo Development LLC, a Florida limited liability company

Parcel 3:   Indigo Development LLC, a Florida limited liability company

Parcel 4:   Indigo Development LLC, a Florida limited liability company (as to an undivided 25% interest); Consolidated-Tomoka Land Co., a Florida corporation(as to an undivided 31% interest); and Indigo Clermont LLC, a Florida limited liability company (as to an undivided 44% interest)

Parcel 5:   Indigo Development LLC, a Florida limited liability company (as to an undivided 64% interest); and Consolidated-Tomoka Land Co., a Florida corporation (as to an undivided 36% interest)

Parcel 6:   Indigo Development LLC, a Florida limited liability company

Parcel 7:   Indigo Development LLC, a Florida limited liability company (as to an undivided 25% interest); and Indigo Sanford LLC, a Florida limited liability company (as to an undivided 75% interest)

Parcel 8:   Indigo Development LLC, a Florida limited liability company (as to an undivided 70% interest); and Indigo Group Ltd., a Florida limited partnership (as to an undivided 30% interest)

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Parcel 9:   Indigo Development LLC, a Florida limited liability company

Parcel 10:   Indigo Development LLC, a Florida limited liability company

Parcel 11:   Indigo Development LLC, a Florida limited liability company (as to an undivided 78% interest); and Consolidated-Tomoka Land Co., a Florida corporation (as to an undivided 22% interest)

Parcel 12:   Indigo Development LLC, a Florida limited liability company

Parcel 13:   Indigo Development LLC, a Florida limited liability company

Parcel 14:   Indigo Development LLC, a Florida limited liability company

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